EXHIBIT 99.1

Student Transportation to Deliver 100th Monthly Dividend at TSX Ceremony

BARRIE, Ontario, Canada, April 15, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc., (TSX:STB) (Nasdaq:STB), today announced the company Founder and CEO Denis Gallagher will thank employees and join with shareholders in Toronto for the opening ceremony at the Toronto Stock Exchange on May 15th to celebrate the company's 100th consecutive monthly cash dividend paid to shareholders. In addition, members of the senior management will talk about the company's recent contract wins, how using its new extended senior credit facility and low cost leasing options allows the company to grow plus the company's increased use of alternative fuel vehicles and their benefits such as lower operating costs and a cleaner environment for communities.

With 10,000 school districts still owning and operating their own fleets the company will explain how it has created innovative solutions for new investments in education. The ceremony and presentation will be broadcast on the company's website at www.rideSTBus.com.

The company listed on the NASDAQ Global Select MarketSM in September 2011 and has expanded its shareholder base in the U.S. The company's shareholder base has been a combination of large Institutional investors who have long term investment views and a solid base of retail investors who value a business that has performed consistently over the years and is involved in their communities.

Today, STI paid its 99th consecutive regular monthly cash dividend since its public debut in December 2004 on the Toronto Stock Exchange (TSX). The Board of Directors approves the announcement of dividends quarterly and paid on a monthly basis to shareholders of record. STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

The company said additional information on the May 15th event will be forthcoming.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         MEDIA INQUIRIES:
         Doug Coupe
         Bold Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com